BRF reports 7.1% growth in first quarter EBITDA

Improved sales performance and operating adjustments were instrumental in boosting the Company’s cash generation

BRF ended the first quarter of 2014 with a growth of 7.1% in EBITDA at R$ 861 million compared with the same period in 2013. Free cash flow generation for the period reached R$1.1 billion due both to an improvement in the share of certain categories as industrialized, frozen and pizza products, in which we saw an increase in the year to date market share for the Nielsen readings, as well as a greater balance between the level of investment and the reduction in working capital.

The result reflects the strategies and projects implemented during the quarter. The Company simplified its operations, introducing a greater responsiveness in decision making and taking steps to put into practice its go-to-market strategy in full,  replicating the positive results of the pilot operations of Minas Gerais in the São Paulo and Mid-Western markets. In addition, BRF reorganized its international structure into four global regions of activity and continued to proceed with increasing its footprint in the overseas market.

BRF’s net sales amounted to R$ 7.3 billion in the quarter, a year-on-year growth of 1.8%. Net income improved from R$ 208 million in 4Q13 to R$ 315 million in 1Q14, notwithstanding the seasonal effect, which always has a negative impact on business in the early months of the year. Year-on-year, net income was affected by non-recurring operating expenses arising from the Restructuring Plan, which, as already announced, should provide for an additional R$ 1.9 billion in operating results by 2016, as well as additional financial expenses.

BRF invested R$ 335.8 million during the period, largely dedicated to growth, efficiency and support projects, biological assets and further disbursements for construction work on the plant in the Middle East. In line with the strategy established this year for increasing returns, the Company prioritized Capex for certain projects in logistics, IT and automation, and is completing the Zero Based Budget, launched in January, the results of which will be captured throughout the year.

During this first quarter, the Marketing and Innovation area began its first wave of new product launches with the presentation of products in an organized manner and with greater integration of the market intelligence, brands, categories and research and development areas. In parallel, the Company continues its efforts to adjust its portfolio and focus on items with greater margins to improve overall returns.

EXPORTS

Historically, there is a seasonal trough in protein exports in the first quarter. However, BRF successfully achieved good results from this market, in spite of the seasonal challenge and the changes in company structure.

During the quarter, the company exported 535.3 thousand tons while revenue was R$ 3.1 billion. Operating profit from exports posted a significant improvement of 432.5%, reaching R$ 183.8 million in the quarter against R$ 34.5 million reported for the same period in 2013. Operating margins also widened by 4.9 percentage point increase.

DOMESTIC MARKET

In January, BRF began the implementation of its go-to-market (GTM) process in the state of Minas Gerais, reporting most satisfactory results in terms of the capture of active new clients. In March, the GTM was taken a stage further in the state of São Paulo. All regions are expected to be covered by the end of the first half of 2014.

In 1Q14, domestic market revenue reached R$ 3.2 billion, 3.6% greater than 1Q13. The Company launched some important marketing campaigns in early 2014, notably those of Qualy (Pão e Fogão) and Sadia, focusing on in-natura chicken and featuring the Juvenal character. This campaign successfully achieved a 96% visibility among consumers, further reinforcing the already entrenched characteristics of the brand: quality and loyalty.

DAIRY PRODUCTS

All three BRF brands - Batavo, Elegê and Cotoches - saw an increase in market share both in volumes and value in the past few months. Compared to the first quarter in 2013, net sales recorded an increase of 1.3%, totaling R$ 655.9 million. The average NOR price was 17.8% higher, partially offsetting increased costs which registered a year-on-year rise of 28.3%.

FOOD SERVICES

The away-from-home market recorded growth in the quarter in relation to the first quarter in 2013 in spite of higher inflation.

In the period, net sales of the Food Services business posted a result of R$ 401 million, or an increase of 9.8% compared with the same period in 2013. Volume was up by 14.4%, driven principally by the elaborated/processed categories.

BRF – CORPORATE COMMUNICATION